Exhibit 4.1
FIRST AMENDMENT
TO
RIGHTS AGREEMENT
By and Among
CANCERVAX CORPORATION
and
MELLON INVESTOR SERVICES LLC
Dated as of March 17, 2006

FIRST AMENDMENT TO RIGHTS AGREEMENT
     THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of March 17, 2006, is by and among CancerVax Corporation, a Delaware corporation (the “Company”) and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).
RECITALS
     WHEREAS, the Company and the Rights Agent, who are parties hereto, previously entered into that certain Rights Agreement dated as of November 3, 2004 (the “Rights Agreement”).
     WHEREAS, on January 6, 2006, an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) was entered into by and among Carlsbad Acquisition Corporation, a Delaware corporation (“Merger Sub”), Micromet, Inc., a Delaware corporation (“Micromet Parent”), Micromet AG, a corporation organized under the laws of Germany (“Micromet”), and the Company.
     WHEREAS, pursuant to the Merger Agreement, and subject to the terms and conditions therein, Merger Sub will merge with and into Micromet Parent, with Micromet Parent surviving as a wholly-owned subsidiary of the Company and Micromet surviving as a wholly-owned subsidiary of Micromet Parent (the “Merger”).
     WHEREAS, pursuant to the Merger Agreement, the Company is required, as a condition to the Merger, to exclude Micromet Parent, Micromet and their stockholders from the definition of “Acquiring Person” under the Rights Agreement as of the Effective Time (as defined in the Merger Agreement) of the Merger.
     WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company may in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement.
     WHEREAS, the Company now desires to amend the Rights Agreement as set forth herein.
AGREEMENTS
     NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Amendment, the parties hereby amend the Rights Agreement as follows:

     1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Rights Agreement.
     2. Amendment to Definition of Acquiring Person: Section 1.1 of the Rights Agreement is hereby amended to add the following sentence after the last sentence thereof: “Notwithstanding the foregoing, neither Micromet, Inc., a Delaware corporation, nor Micromet AG, a corporation organized under the laws of Germany, nor any of their stockholders shall become an Acquiring Person as a result of the execution of the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, as amended, by and among the Company, Carlsbad Acquisition Corporation, a Delaware corporation, Micromet AG, a corporation organized under the laws of Germany, and Micromet, Inc., a Delaware corporation, or consummation of the transactions contemplated thereby.”
     3. No Other Amendments. Except as expressly provided in this Amendment, the Rights Agreement is, and shall continue to be, in full force and effect in accordance with its terms, without amendment thereto, and is, in all respects, ratified and confirmed. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This Amendment may be executed by facsimile signatures.
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     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Rights Agreement to be duly executed and delivered as of the date first above written.

CANCERVAX CORPORATION

By:	/s/ Hazel M. Aker

Name: Hazel M. Aker
Title: Senior Vice President and General Counsel

MELLON INVESTOR SERVICES LLC

By:	/s/ Martha Mijango

Name: Martha Mijango
Title: Assistant Vice President

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